SEC File Number 333-106713
Filed Pursuant to Rule 424(b)(3)

PROSPECTUS

3,272,092 Shares of Common Stock

ACTION PRODUCTS INTERNATIONAL, INC.

On June 30, 2003, we made a distribution to our shareholders one warrant for each share of our common stock owned on June 12, 2003.  As of the date of this Prospectus, approximately 1,567,700 of such warrants have been exercised and 1,704,400 warrants remain outstanding.  Holders of these warrants may exercise their warrants until 5:00 p.m. Eastern Time, on December 31, 2010.

The initial exercise price for these warrants was $2.00 per share.  Our board chose to give holders of these warrants the opportunity to exercise their warrants at $1.00 per share as an incentive to holders of warrants to exercise early.

Our common stock is listed on The Nasdaq Capital Market under the symbol “APII.”  On December 17, 2008, the last reported sale price of the common stock on The Nasdaq Capital Market was $1.05 share.  There is currently no public market for our warrants and we do not anticipate that a public market for our warrants will develop.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is December 18, 2008

SUMMARY

This prospectus contains basic information about us and this offering.  Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should exercise your warrants.  To understand this offering fully, you should carefully read this prospectus, including the “Risk Factors” section, and the information incorporated by reference in this prospectus, including and our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-KSB for the year ended December 31, 2007.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  The information contained in this prospectus is accurate only as of the date referred to herein regardless of the time of delivery of this prospectus or any exercise of the warrants.  In case there are any differences or inconsistencies between this prospectus and the information incorporated by reference, you should rely on the information in the document with the latest date.  Our business, financial condition, results of operations and prospects may have changed since those dates.  We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted.

Unless the context indicates otherwise, all references in this prospectus supplement to “we,” “our,” “us,” or “the company” refer to Action Products International, Inc. and our subsidiaries.

Questions and answers about our company

What do we do?

Action Products International, Inc. is a global manufacturer and distributor of brand-focused consumer products with award winning brands in the educational toys and crafts product segment.  Headquartered in Orlando, Florida, our product line includes action figures, play-sets, activity kits and premium wooden toys that emphasize educational fun within the themes of arts and crafts, nature and science.  Action Toys Inc products are distributed to and sold by more than two thousand retail stores worldwide.

In August 2008 we acquired BE Overseas Investment Group, LLC.  The primary purpose of the acquisition is to pursue additional lines of businesses in consumer products.  We have identified healthcare products as a consumer goods business with high profit margins and growth potential, that also complements our existing consumer goods distribution infrastructure that we have developed to support our toy business.

Where are we located?

Our principal executive offices are located at 1101 North Keller Road, Suite E, Orlando, Florida 32810. Our telephone number is (407) 481-8007.

You may find us on the Web at www.apii.com.  We do not intend to incorporate by reference any information contained on our website into this prospectus, and you should not consider information contained on our website as part of this prospectus.

Questions and answers about our warrants

What is a warrant?

We have distributed to our shareholders, at no charge, one warrant for each share of common stock owned as of June 12, 2003.  Each warrant entitles the holder to purchase one share of common stock at the then-effective exercise price.

When you “exercise” a warrant, you choose to purchase common stock that the warrant entitles you to purchase.  You may exercise all or some of your warrants, or you may choose not to exercise any of your warrants.

Why did we make a warrant distribution?

We made the warrant distribution to obtain additional capital.  Instead of selling shares of common stock to outside parties below market prices, our board of directors has chosen to give you the opportunity to buy more shares of common stock without diluting your interest while providing our company with additional capital.

What is the exercise price?

The exercise price is $1.00 for each warrant exercised.

How did we arrive at the initial per share exercise price of $2.00 per share?

In determining the exercise price, our board of directors desired to offer shares at a price that would be attractive to our shareholder base relative to the current trading price of our common stock.  Our board also considered the following factors, among others, in no particular order of priority:

•	our desire to access investment capital at a minimal cost to us,
•	the historic and current market price of our common stock,
•	general conditions in the securities market,
•	alternatives available to our company for raising capital,
•	the amount of proceeds desired,
•	the liquidity of our common stock, and
•	the level of risk to our investors.

Why did the Board reduce the exercise price?

Our board chose to give holders of the warrants the opportunity to exercise their warrants at $1.00 per share as an incentive to holders of warrants to exercise early.

How do I exercise my warrants?

You must properly complete the exercise notice on the back of your warrant certificate and deliver it to our warrant agent before 5:00 p.m., Eastern Time, on December 31, 2010.  Your warrant certificate must be accompanied by proper payment for each share that you wish to purchase.

How long will I have to exercise my warrants?

You will be able to exercise your warrants only during a limited period.  If you do not exercise your warrants before 5:00 p.m., Eastern Time, on December 31, 2010, your warrants will expire.

After I exercise my warrants, can I change my mind?

No.  Once you send in your warrant certificate and payment, you cannot revoke the exercise of your warrant, even if you later learn information about us that you consider to be unfavorable.  You should not exercise any of your warrants unless you are certain that you wish to purchase additional shares of common stock at the then-effective exercise price.

Is exercising my warrants risky?

The exercise of your warrants involves substantial risks.  Exercising your warrants means buying additional shares of our common stock, and you should carefully consider this purchase as you would other equity investments.  Among other things, you should carefully consider the risks described under “Risk Factors.”

Do I have to exercise any of my warrants?

No.

What happens if I choose not to exercise my warrants?

You retain your current number of shares of common stock even if you do not exercise your warrants.  However, if you do not exercise any of your warrants and other holders of warrants do, the percentage of our common stock that you own will diminish and your voting and other rights will be diluted.

Can I sell or give away my warrants?

Yes.  However, we have not listed the warrants on The Nasdaq Capital Market or any other trading market.  We cannot assure that any trading market will develop for the warrants.

May the company redeem the warrants?

Yes.  On 21 days’ prior written notice, we may redeem all, but not less than all, of the outstanding warrants at a redemption price of $0.001 per warrant.

Has the Board of Directors made a recommendation regarding this offering?

No.

What should I do if I want to exercise my warrants, but my warrants are held in the name of my broker, dealer or other nominee?

If you hold your warrants through a broker, dealer or other nominee (for example, through a custodian bank), then your broker, dealer or other nominee is the record holder of the warrants you own.  This record holder must exercise the warrants on your behalf for shares you wish to purchase.  Therefore, you will need to have your record holder act for you.  If you wish to exercise your warrants, please promptly contact the record holder of your common stock.

What fees or charges apply if I exercise my warrants?

We are not charging you any fee or sales commission to issue common stock to you if you exercise any of your warrants.  We may, however, pay a soliciting broker for your exercise of your warrants.  If you exercise your warrants through a record holder of your shares, such as a broker, you are responsible for paying any fees that person may charge.

What are the Federal income tax consequences of exercising my warrants?

The exercise of your warrants is intended to be nontaxable for purposes of federal income tax.  However, no ruling from the Internal Revenue Service has been obtained nor an opinion of counsel will be sought.  You should seek specific tax advice from your personal tax advisor.

When will I receive my new shares?

If you exercise any of your warrants, you will receive certificates representing the shares of common stock as soon as practicable after the date of exercise.

Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your warrants in order to comply with state securities laws.

How much money will our company receive from the exercise of warrants?

The gross proceeds from the exercise of warrants depend on the number of shares that are purchased and when they are purchased.  If all of the remaining outstanding warrants are exercised, our company will receive gross proceeds of approximately $1.7 million.

How will our company use the proceeds from the exercise of the warrants?

We will use any proceeds generated from the exercise of the warrants for additional investment and working capital, including, but not limited to, new product development, marketing and acquisition of new business assets.

How many shares will be outstanding after the exercise of all of the warrants?

The number of shares of common stock that will be outstanding after the exercise of all of the warrants distributed will be 7,655,900.

What if I have additional questions?

If you have more questions, please contact our Corporate Secretary at (407) 481-8007, extension 7241.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the risks and uncertainties described below before you purchase our common stock.  If any of these risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected.  In this event, you could lose all or part of your investment.

Risks associated with our business

If we incur net losses, our ability to satisfy our cash requirements may be more difficult.  We incurred a net loss of approximately $2.7 million in fiscal 2006, and a net loss of approximately $1.9 million in fiscal 2007, and a net loss of approximately $3.0 million for the first three quarters if 2008.  If we fail to generate operating income and net income, we could have difficulty meeting our working capital requirements.

We have substantial cash requirements and may require additional sources of funds.  Additional sources of funds may not be available or available on reasonable terms.  We have substantial cash requirements in connection with our operations and debt service obligations.  In addition, new product development, which is key to the success of our business, is cash intensive.  If the cash we generate from our operations or from our other sources is not available when needed or is insufficient to satisfy our requirements, we may require additional sources of funds.

Changing consumer preferences may negatively impact our product lines.  As a result of changing consumer preferences, many toys are successfully marketed for only one or two years, if at all.  We cannot assure you that any of our current successful products or product lines will continue to be popular with consumers for any significant period of time, or that new products and product lines will achieve an acceptable degree of market acceptance, or that if such acceptance is achieved, it will be maintained for any significant period of time.  Our success is dependent upon our ability to enhance existing product lines and develop new products and product lines.  The failure of our new products and product lines to achieve and sustain market acceptance and to produce acceptable margins could have a material adverse effect on our financial condition and results of operations.

Our customers’ inventory management systems may cause us to produce excess inventory that may become obsolete and increase our inventory carrying costs.  Most of our largest retail customers utilize an inventory management system to track sales of products and rely on reorders being rapidly filled by us and other suppliers, rather than maintaining large product inventories.  These types of systems put pressure on suppliers like us to promptly fill customer orders and therefore shift some of the inventory risk from the retailer to the suppliers.  Production of excess inventory by us to meet anticipated retailer demand could result in our carrying obsolete inventory and increasing our inventory carrying costs.  Similarly, if we fail to predict consumer demand for a product, we may not be able to deliver an adequate supply of products on a timely basis and will, as a result, lose sales opportunities.

There are risks related to our acquisition strategy.  We may, from time to time, evaluate and pursue acquisition opportunities on terms management considers favorable.  A successful acquisition involves an assessment of the business condition and prospects of the acquisition target, which includes factors beyond our control.  This assessment is necessarily inexact and its accuracy is inherently uncertain.  In connection with such an assessment, we perform a review we believe to be generally consistent with industry practices.  This review, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the acquisition target to assess fully its deficiencies.  We cannot assure you that any such acquisition would be successful or that the operations of the acquisition target could be successfully integrated with our operations.  Any unsuccessful acquisition could have a material adverse effect on our financial condition and results of operations.

We are dependent on contracts with manufacturers, most of which are short-term.  We conduct substantially all of our manufacturing operations through contract manufacturers, many of which are located in the People’s Republic of China (PRC) and Hong Kong.  We generally do not have long-term contracts with our manufacturers.  Foreign manufacturing is subject to a number of risks including, but not limited to:

•	transportation delays and interruptions,
•	political and economic disruptions,
•	the impositions of tariffs and import and export controls, and
•	changes in governmental policies.

While we have not experienced any material adverse effects due to such risks to date, we cannot assure you that such events will not occur in the future and possibly result in increases in costs and delays of, or interferences with, product deliveries resulting in losses of sales and goodwill.

We are dependent on intellectual property rights and cannot ensure that we will be able to successfully protect such rights.  We rely on a combination of trademark, copyright, patent and other proprietary rights laws to protect our rights to valuable intellectual property related to our brands.  We also rely on license and other agreements to establish ownership rights and to maintain confidentiality.  We cannot assure you that such intellectual property rights can be successfully asserted in the future or that they will not be invalidated, circumvented or challenged.  In addition, laws of certain foreign countries in which our products are sold, or in which we operate, do not protect intellectual property rights to the same extent as the laws of the U.S.  The failure to protect our proprietary information and any successful intellectual property challenges or infringement proceedings against us could have a material adverse affect on our business, financial condition or results of operations.

There are specific risks associated with international sales.  We have sold products to customers internationally in countries including the United Kingdom, Canada, Korea, Japan, Spain, Australia and New Zealand.  We expect to augment our presence in international markets.  Accordingly, our business, and our ability to expand our operations internationally, is subject to various risks inherent in international business activities.  We may have difficulty in safeguarding our intellectual property in countries where intellectual property laws are not well developed or are poorly enforced.  General economic conditions and political conditions of various countries may be subject to severe fluctuations at any time.  Such fluctuations could hinder our performance under contracts in those countries or could hinder our ability to collect for product and services delivered in those countries.  However, we generally sell to international customers under terms requiring letters of credit or payment in advance.  Unexpected changes in foreign regulatory requirements could also make it difficult or too costly for us to conduct business internationally.

In addition, although we have normally been successful in stipulating that our foreign customers pay in U.S. dollars, any payment provisions involving foreign currencies may result in less revenue than expected due to foreign currency rate fluctuations. Other risks associated with international operations include:

•	import and export licensing requirements,
•	trade restrictions,
•	changes in tariff rates,
•	overlapping tax structures,
•	transportation delays,
•	currency fluctuations,
•	potentially adverse tax consequences, and
•	compliance with a variety of foreign laws and regulations.

Any of the foregoing factors could have a material adverse effect on our ability to expand our international sales.  Increased exposure to international markets creates new areas with which we may not be familiar and could place us in competition with new vendors.  We cannot assure you that we will be successful in our efforts to compete in these international markets.

We face potential liability from product safety claims.  Products that have been or may be developed or sold by us may expose us to potential liability from personal injury or property damage claims by end-users of such products.  We have never been and are not presently a defendant in any product liability lawsuit; however, we cannot assure you that such a suit will not be brought against us in the future.  We currently maintain product liability insurance coverage in the amount of $1.0 million per occurrence, with a $2.0 million excess umbrella policy.  We cannot assure you that we will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.  Moreover, even if we maintain adequate insurance, any successful claim could materially and adversely affect our reputation and prospects, and divert management's time and attention.  The U.S. Consumer Products Safety Commission, or CPSC, has the authority under certain federal laws and regulations to protect consumers from hazardous goods.  The CPSC may exclude from the market goods it determines are hazardous, and may require a manufacturer to repurchase such goods under certain circumstances. Some state, local and foreign governments have similar laws and regulations.  In the event that such laws or regulations change or we are found in the future to have violated any such law or regulation, the sale of the relevant product could be prohibited and we could be required to repurchase such products.

We may become subject to burdensome governmental regulation.  In the U.S., we are subject to the provisions of, among other laws, the Federal Consumer Product Safety Act and the Federal Hazardous Substances Act.  These acts empower the CPSC to protect the public against unreasonable risks of injury associated with consumer products, including toys and other articles.  The CPSC has the authority to exclude from the market articles, which are found to be hazardous and can require a manufacturer to repair or repurchase such toys under certain circumstances.  Any such determination by the CPSC is subject to court review.  Violations of these acts may also result in civil and criminal penalties.  Similar laws exist in some states and cities in the U.S. and in many jurisdictions throughout the world.  We maintain a quality control program, including the retention of independent testing laboratories, to ensure compliance with applicable laws.  We believe we are currently in substantial compliance with these laws.  In general, we have not experienced difficulty complying with such regulations, and compliance has not had an adverse effect on our business.

There are risks related to our customers’ payment terms.  The majority of our customers receive trade terms to which payments for products are delayed for up to 30 days and some receive up to 120 days, pursuant to various sales promotion programs.  The insolvency or business failure of one or more of our customers with large accounts receivable could have a material adverse affect on our future sales.

Seasonality may affect our results of operations.  Our sales have historically been seasonal in nature, reflecting peak sales in the second six months of the year and slower sales in the first six months.

Factors associated with investing in us

We expect our stock price to be volatile.  The market price of the shares of our common stock has been, and will likely continue to be, subject to wide fluctuations in response to several factors, such as

•	actual or anticipated variations in our results of operations,
•	new services or product introductions by us or our competitors,
•	changes in financial estimates by securities analysts, and
•	conditions and trends in the consumer toy industry.

The stock markets generally, and The Nasdaq Capital Market in particular, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many companies and that often have been unrelated or disproportionate to the operating performance of those companies.  These market fluctuations, as well as general economic, political and market conditions such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock.

Our officers and directors control a large percentage of outstanding stock and may be able to exercise significant control.  Our current officers and directors beneficially own 39.7% of our common stock on a fully diluted basis.  As a result, current management will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

We have implemented anti-takeover defenses.  Certain provisions of our articles of incorporation and bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a take-over attempt of us.  We are subject to the “affiliated transactions” and “control share acquisition” provisions of the Florida Business Corporation Act.  These provisions require, subject to certain exceptions, that an “affiliated transaction” be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an “interested shareholder” or by a majority of disinterested directors.  Voting rights must also be conferred on “control shares” acquired in specific control share acquisitions.  Lastly, our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our board.  We include such preferred stock in our capitalization in order to enhance our financial flexibility.  However, the issuance of large blocks of preferred stock may have a dilutive effect with respect to existing holders of our common stock.

We depend on key personnel.  Our success largely depends on a number of key employees.  The loss of services of one or more of these employees could have a material adverse effect on our business.  We are especially dependent upon the efforts and abilities of certain of our senior management, particularly Neil Swartz, our Chief Executive Officer, and Ronald S. Kaplan, our President.  Currently, we do not maintain key man life insurance on Mr. Swartz or Mr. Kaplan or any other executive officer.  We believe that our future success will also depend, in part, upon our ability to attract, retain and motivate qualified personnel.  We cannot assure you, however, that we will be successful in attracting and retaining such personnel.

We currently do not intend to pay cash dividends.  We expect that we will retain a major portion of available earnings generated by our operations for the development and growth of our business.

The issuance of additional shares of common stock or the exercise of outstanding options and warrants will dilute the interests of our shareholders.  As of December 17, 2008, we had 5,951,400 shares of our common stock outstanding.  Our board has the ability, without further shareholder approval, to issue up to 19,298,600 additional shares of common stock. Such issuance may result in a reduction of the book value or market price of our outstanding common stock.  Issuance of additional common stock will reduce the proportionate ownership and voting power of the then existing shareholders.  Further, if all our outstanding options, convertible preferred stock and warrants are exercised, we will have approximately 13,637,600 shares outstanding.  Thus, the percentage of shares owned by all existing shareholders will be reduced proportionately as options and warrants are exercised.  The table below summarizes our current outstanding common stock, options, warrants and preferred stock:

Common Shares, Options, Warrants and Preferred Stock	Number of Common Shares	Number of Common Shares underlying Options, Warrants and Preferred Stock	Total

Common stock issued as of December 17, 2008
Issued	6,191,900		6,191,900
Less treasury shares	(240,500)		(240,500)
Options outstanding as of December 17, 2008
Currently exercisable		258,000	258,000
Currently unexercisable		45,000	45,000
Warrants outstanding as of December 17, 2008
2003 warrants		1,704,400	1,704,400
2006 warrants		5,191,300	5,191,300
Other warrants		12,500	12,500
Preferred Stock
Series A Preferred Stock		475,000	475,000
TOTAL	5,951,400	7,686,200	13,637,600

Risks associated with our warrants

The warrants have historically been “out-of-the-money”.  Although the warrant exercise price is currently below the trading price of our common stock, historically the warrant exercise price has been above the trading price of our common stock.  Since October 2005, our common stock has been trading almost exclusively below $2.00.  Our Board of Directors determined the warrant exercise price and approved the distribution of warrants to give our shareholders a fixed opportunity to buy additional shares without brokerage fees.  We can give no assurance that the trading price of our common stock will meet or exceed the warrant exercise price and, consequently, whether it will be profitable for the holders of warrants to exercise the warrants.  If you exercise your warrants while the trading price of our common stock is less than the warrant exercise price, then you will have committed to buy our common stock at a price above the prevailing market price.  Once you have exercised your warrants, you may not revoke your exercise.  Moreover, you may be unable to sell your common stock at a price equal to or greater than the warrant exercise price you pay.

Your interest in us may be diluted to the extent other warrant holders exercise warrants and you do not.  If you do not exercise your warrants in full, your percentage ownership and voting rights will decrease to the extent that warrants are exercised by others.  After submitting your warrant certificate and exercise price, you may not revoke your exercise and could be committed to buy shares above the prevailing market price.

The exercise price determined for this offering is not an indication of our value.  Our board of directors set the exercise price.  The exercise price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value.  You should not consider the exercise price as an indication of our value.

There has been no prior market for our warrants and a public market for our warrants may not develop or be sustained.  We have not applied for listing of our warrants on The Nasdaq Capital Market or any other market or exchange.  We can not assure you that a public market for our warrants will ever develop.  If a public market for our warrants does not develop, or if a public market does develop but is not sustained, the liquidity of your warrants may be significantly harmed.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference herein contain “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding:

•	expectations as to market acceptance of our products,
•	expectations as to revenue growth and earnings,
•	the time by which certain objectives will be achieved,
•	proposed new products,
•	our ability to protect our proprietary and intellectual property rights,
•	statements concerning projections, predictions, expectations, estimates or forecasts as to our business, financial and operational results and future economic performance, and
•	statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts.

Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to:

•	industry competition, conditions, performance and consolidation,
•	legislative and/or regulatory developments,
•	the effects of adverse general economic conditions, both within the United States and globally,
•	any adverse economic or operational repercussions from and any future terrorist activities, war or other armed conflicts, and
•	other factors described under “Risk Factors.”

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  Please call 1-800-SEC-0330 for further information concerning the Public Reference Room.  The SEC also makes these documents and other information available on its web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, relating to the common stock offered by this prospectus.  This prospectus is a part of the registration statement but does not contain all of the information in the registration statement and its exhibits.  For further information, we refer you to the registration statement and its exhibits.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document we have filed with the SEC.  The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the following:

•	our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008;
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008;
•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008;
•	our Proxy Statement filed with the Commission on October 14, 2008;
•
our Current Reports on Form 8-K (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) filed with the Commission on May 9, 2008, July 1, 2008, July 28, 2008, August 29, 2008, September 25, 2008; December 8, 2008 and December 11, 2008 and

•	the description of our common stock set forth in our Proxy Statement filed with the Commission on October 14, 2008.

Our SEC file number is 000-13118.

We incorporate by reference additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) between the initial filing of the registration statement of which this prospectus is a part and the termination of the offering of securities under this prospectus.  These documents include our periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as our proxy statements.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document. You may obtain documents incorporated by reference in this prospectus by requesting them from us in writing or orally at the following address:

Action Products International, Inc.
Attn: Investor Relations
1101 N. Keller Road, Suite E
Orlando, Florida 32810
(407) 481-8007
Email: investorrelations@apii.com

USE OF PROCEEDS

The maximum net proceeds that we may receive from this offering could be up to approximately $1.7 million if all of the remaining outstanding warrants are exercised.

However, all of the warrants may not be exercised and no assurance can be given as to when or whether any warrants will be exercised, nor as to the timing of receipt or the amount of proceeds.  The warrants are intended to provide shareholders an opportunity to acquire additional shares of common stock.  We are not dependent upon, nor do we expect, any material amount of proceeds from the warrants at any given time, if ever.  Although there is no accurate way to determine the number of warrants that will be exercised, if any, we will use any net proceeds of the sale of our common stock from this offering for additional investment and working capital purposes.

THE WARRANTS

Below is a summary of the material terms of the warrants, as more fully described in the Warrant Agreement by and between our company and the warrant agent.  The Warrant Agreement has been filed as an exhibit to Form  8-K filed with the SEC dated December 16, 2008.  A copy of the Warrant Agreement, as amended, may also be obtained from our company.

General

On June 30, 2003, we distributed to holders of our common stock, one warrant for each share of common stock that they own on the record date of June 12, 2003.  As a warrant holder, you may purchase our common stock through exercise of your warrants.  To purchase our common stock, you must deliver one warrant for each share of common stock you intend to purchase.

Exercising Your Warrants

Each warrant entitles the holder to purchase one share of common stock.  You may exercise your warrants by properly completing and signing the exercise notice on the back of your warrant certificate, including, if required, a signature guarantee from an eligible institution and delivering the properly executed warrant certificate to the warrant agent, together with payment of the aggregate warrant exercise price in full.  There is no minimum amount of shares that you must purchase.  You may exercise your warrants in whole or in part, but no warrants may be exercised for fractional shares.  A holder of warrants will not have any rights, privileges or liabilities as a shareholder prior to exercise of the warrants.

Warrant Exercise Price

The exercise price for the warrants is $1.00 per share.  To exercise your warrants to purchase our common stock, you must deliver a properly completed and signed exercise notice on the back of your warrant certificate together with payment of the aggregate warrant exercise price to the warrant agent prior to expiration.

We may pay a solicitation fee under certain circumstances to brokers who solicit the exercise of the warrants. If you exercise your warrant, please indicate on the exercise notice whether your exercise was solicited by a broker, and, if so, the name and firm of the broker.

Expiration Time

The warrants will expire at 5:00 p.m., Eastern Time, on December 31, 2010, the expiration time.  After expiration of the warrants, all unexercised warrants will be null and void and no longer exercisable by the holder.  We will not be obligated to honor any purported exercise of warrants received by the warrant agent after the expiration time, regardless of when the documents relating to such exercise were sent.

Redemption

The warrants are redeemable by us at any time prior to their expiration date.  We may redeem the warrants at $0.001 per warrant by giving all of the holders of our warrants 21 days’ prior written notice.

Transfer and Warrant Agent and Registrar

Our transfer and warrant agent and registrar for our securities is Registrar & Transfer Company. The address to which you must make any required deliveries is:

Registrar & Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016-1010

Distribution of Warrants

We distributed the warrants at no cost to those persons who were holders of our outstanding common stock on June 30, 2003.  No warrants will be exercisable unless at the time of exercise there is a current prospectus covering the common stock issuable upon exercise of such warrants under an effective registration statement filed with the Securities and Exchange Commission and such shares have been qualified for sale or are exempt from qualification under the securities laws of the state or residence of the holder of such warrants.  Although we intend to seek to have the common stock so qualified in the states where the warrants are being offered and to maintain a current prospectus relating thereto, until the expiration of the warrants, there can be no assurance that we will be able to do so.

Warrant Payments

You must pay the warrant exercise price in full for all shares you intend to purchase by:

•	check or bank draft drawn upon a U.S. bank, or postal, telegraphic or express money order, payable to Registrar and Transfer Company, as warrant agent, or
•
wire transfer of immediately available funds to an account which the warrant agent maintains for this purpose.  Please contact the warrant agent at (800) 456-0596 to obtain appropriate wiring instructions.

The warrant exercise price will be deemed to have been received by the warrant agent only upon:

•	clearance of any uncertified check,
•	receipt by the warrant agent of any certified check or bank draft drawn upon a U.S. bank or of a postal, telegraphic or express money order, or
•	receipt of good funds in the warrant agent’s account designated in the wiring instructions provided by the warrant agent.

Anti-Dilution Protection

The warrant exercise price and the number of shares of common stock issuable upon exercise of each warrant will be subject to adjustment to protect against dilution in the event of stock dividends, stock splits, combinations, subdivisions, reclassifications, reorganizations, mergers, and similar corporate transactions.  However, the warrants are not subject to adjustment for issuance of our common stock (or securities convertible into or exercisable for our common stock) at prices below the exercise price of the warrants.  Any adjustment required by the foregoing events will be determined by our Board of Directors.

Warrant Amendments

We reserve the right to make any modification to the terms of the warrants that is not materially adverse to the holders of the warrants.  Any such modification will be determined by our Board of Directors and we will cause written notice of any such modification to be sent to all record holders of the warrants which describes the modification and its effective date.

Nominee Holders

Holders on the record date who hold our common stock for the account of others, such as brokers, trustees or depositories for securities, should contact the respective beneficial owners of such shares to ascertain the intentions of the beneficial owners of such shares and to obtain instructions with respect to their warrants.  If a beneficial owner so instructs, the nominee should promptly complete the applicable warrant certificate and submit it to the warrant agent with the proper payment.  In addition, beneficial owners of our common stock or warrants held through such nominee should contact the nominee and request the nominee to effect transactions in accordance with the beneficial owner’s instructions.

Ambiguities in Exercise of the Warrants

If you do not specify the number of warrants being exercised on your warrant certificate, or if your payment is not sufficient to pay the total warrant exercise price for all of the shares that you indicate you wish to purchase, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of the payment that the warrant agent receives from you.

If your payment exceeds the number of warrants you specify are being exercised on your warrant certificate, you will be deemed to have exercised the maximum number of warrants that could be exercised for the amount of payment the warrant agent receives from you, up to the aggregate number of warrants exercisable by your warrant certificate.  Any excess payment remaining after the foregoing allocation will be returned to you by mail as soon as practicable following processing of your warrant certificate, without interest or deduction.

Interpretation

All questions concerning the timeliness, validity, form and eligibility of any exercise of warrants will be determined by us and our determinations will be final and binding.  We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any warrant.  Warrants will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion.

We reserve the right, in our sole discretion, to reject any exercise or related documents or payment not properly submitted or the acceptance of which would, in the opinion of our counsel, be unlawful.  Neither we nor the warrant agent will be under any duty to give notification of any defect or irregularity in connection with the exercise of warrant certificates or incur any liability for failure to give such notification.

Risk of Loss on Delivery of Warrant Certificates and Payments

The instructions contained in the warrant certificate should be read carefully and followed in detail.  The method of delivery of warrant certificates and payment of the warrant exercise price to the warrant agent will be at the election and risk of the warrant holders but, if sent by mail it is recommended that warrant certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the warrant agent and clearance of payment at or prior to the expiration time.  In addition, if you request reissuance of a warrant certificate, the delivery will be at your risk.

Exercise of Less Than All Warrants

If you exercise your warrants for fewer than all of the shares represented by your warrant certificate, you may receive from the warrant agent a new warrant certificate representing the unexercised warrants.  A new warrant certificate for the remaining warrants will be issued to you only if the warrant agent receives a properly endorsed warrant certificate from you no later than 5:00 p.m., Eastern Time, on the fifth business day prior to the expiration time.  The warrant agent will not issue new warrant certificates for partially exercised warrant certificates submitted after that date and time.

Unless you make other arrangements with the warrant agent, a new warrant certificate issued after 5:00 p.m., Eastern Time, on the fifth business day before the expiration time will be held for pick-up by you at the offices of the warrant agent.

Transferability of Warrants

In the event you desire to present your warrant certificate for registration of transfer, the assignment form included therein shall be duly endorsed, or be accompanied by a written instrument or instruments of transfer, in form satisfactory to us and the warrant agent, duly executed by you or your attorney-in-fact duly authorized in writing.  Moreover, your signature on your warrant certificate must be guaranteed by an Eligible Guarantor Institution.  Please see “Signature Guarantees” below for a discussion regarding Eligible Guarantor Institutions and guaranteed signatures.  The warrant agent may impose a reasonable service charge against you for any registration of transfer of your warrant certificate.  You may also be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer.

In addition, we do not intend to apply, and are not obligated to apply, for listing of the warrants on any securities exchange, The Nasdaq Capital Market, or any other market.

Signature Guarantees

Signatures on your warrant certificate must be guaranteed to exercise your warrant or to transfer any or all of your warrants.  If your warrants are being exercised or are being transferred in a manner permitted, then your signature on each warrant certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, and required under the standards and procedures adopted by the warrant agent.  Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

No Revocation

Once you exercise your warrants, you may not revoke that exercise.  Warrants not exercised prior to their expiration will be null and void as of and after such time.

No Board Recommendation

Our Board of Directors does not make any recommendation to you about whether you should exercise any warrants.  If you exercise warrants, you risk investment loss on money invested.  We cannot assure you that anyone purchasing our common stock will be able to sell those shares in the future at a higher price.  An investment in our common stock must be made in accordance with your evaluation of your own best interest.

Issuance of Stock Certificates

Stock certificates for shares purchased in the offering will be issued to you as soon as practicable after you exercise your warrants.  Registrar & Transfer Company will deliver payment of the warrant exercise price to us only after the issuance of common stock certificates to those exercising warrants.

If you exercise warrants, you will have no rights as a shareholder until certificates representing the shares you purchased are issued.  Shares purchased by the exercise of warrants will be registered in the name of the person exercising the warrants.

State and Foreign Securities Law

The warrants may not be exercised by any person, and neither this prospectus nor the warrant certificate shall constitute an offer to sell or a solicitation of an offer to purchase any of our common stock, in any jurisdiction in which such transactions would be unlawful.  We believe that no action has been taken in any jurisdiction outside the United States to permit offers and sales of the warrants or the offer, sale or distribution of our common stock outside the United States.  Consequently, we may reject the exercise of warrants by any holder of warrants outside the United States.  We may also reject the exercise of warrants by holders in jurisdictions within the United States, and we may refuse to distribute warrants to any person, if we should determine that we may not lawfully issue securities to such person.  We may do so even if we could qualify the securities for sale or distribution by taking other actions or modifying the terms of the offering or the distribution in such jurisdictions, which we may decline to do in our sole discretion. In such event, warrant holders who are residents of these jurisdictions will not be eligible to exercise the warrants.  If you hold your warrants in a nominee account (such as in a brokerage account), the record owner must contact us or the warrant agent prior to exercising to determine if the offer of sale of our common stock is permissible in your state.

Regulatory Limitation

We will not be required to issue shares pursuant to this offering to anyone who, in our opinion, would be required to obtain prior clearance or authorization from any state or federal regulatory authorities to own or control such shares if such clearance or authorization has not been obtained at the expiration of this offering.

Questions or Requests for Assistance

If you have questions about this offering, including questions about the procedure for exercising warrants or requests for additional copies of this prospectus, please contact the warrant agent toll free at (800) 456-0596.

EXPERTS

Our consolidated balance sheet as of December 31, 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007 have been incorporated by reference in this prospectus and in the registration statement in reliance on the report of Moore Stephens Lovelace, P.A., independent auditors, given upon the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of shares of common stock offered by this prospectus has been passed upon for us by Tarter Krinsky & Drogin LLP, New York, New York.